Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR QUARTER

ENDED SEPTEMBER 30, 2014

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2014 and December 31, 2013

	September 30,	December 31,
	2014	2013
	(Unaudited)
($ million)
Cash and cash equivalents	$4,615	$5,567
Restricted cash	802	922
Trade receivables, net	1,187	1,362
Financing receivables, net	22,294	21,976
Inventories, net	8,479	7,410
Property, plant and equipment, net	6,905	7,090
Investments in unconsolidated subsidiaries and affiliates	626	645
Equipment under operating leases	1,350	1,059
Goodwill	2,487	2,504
Other intangible assets, net	746	810
Deferred tax assets	1,872	1,679
Derivative assets	165	261
Other assets	2,345	2,558

TOTAL ASSETS	$53,873	$53,843

Debt	$30,833	$29,866
Trade payables	6,130	7,369
Deferred tax liabilities	453	385
Pension, postretirement and other post-employment benefits	2,298	2,427
Derivative liabilities	240	94
Other liabilities	8,639	8,735

Total liabilities	$48,593	$48,876

Redeemable Noncontrolling interest	14	12
Common shares, € 0.01, par value; issued 1,354,194,368 and 1,350,073,530 common shares and outstanding 417,877,672 and 468,994,386 special voting shares at 9/30/2014 and 12/31/2013, respectively	25	25
Additional paid-in capital	4,322	4,283
Retained earnings	2,209	1,966
Accumulated other comprehensive loss	(1,330)	(1,373)
Noncontrolling interests	40	54

Equity	$5,266	$4,955

TOTAL EQUITY AND LIABILITIES	$53,873	$53,843

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine months Ended September 30, 2014 and 2013

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(in millions)
Revenues
Net sales	$7,403	$7,872	$23,178	$23,655
Finance and interest income	336	294	1,012	891

Total Revenues	$7,739	$8,166	$24,190	$24,546

Costs and Expenses
Cost of goods sold	$5,998	$6,352	$18,797	$19,117
Selling, general & administrative expenses	736	735	2,240	2,225
Research and development expenses	254	277	809	838
Restructuring expenses	56	3	98	32
Interest expense	327	290	976	863
Other, net	109	74	307	244

Total Costs and Expenses	$7,480	$7,731	$23,227	$23,319

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	259	435	963	1,227
Income taxes	107	182	408	541
Equity in income of unconsolidated subsidiaries and affiliates	10	22	66	88

Net Income	162	275	621	774
Net income (loss) attributable to noncontrolling interests	(11)	52	(6)	157

Net income attributable to CNH Industrial N.V.	$173	$223	$627	$617

Earnings per share attributable to common shareholders
Basic	$0.13	$0.18	$0.46	$0.50
Diluted	$0.13	$0.18	$0.46	$0.50
Cash dividends declared per common share	$—	$—	$0.277	$0.293

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

For the Three and Nine months Ended September 30, 2014 and 2013

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(in millions)
Net income	$162	$275	$621	$774
Other comprehensive income (loss), net of tax
Unrealized (loss) income on cash flow hedges	(71)	(12)	(194)	65
Changes in retirement plans’ funded status	28	(7)	42	40
Foreign currency translation	19	(34)	220	(335)
Unrealized income (loss) on available for sale securities	—	1	—	(1)
Share of other comprehensive income of entities using the equity method	(27)	(3)	(28)	(16)

Other comprehensive (loss) income, net of tax	(51)	(55)	40	(247)

Comprehensive income	111	220	661	527
Less: comprehensive income (loss) attributable to noncontrolling interests	(13)	67	(9)	141

Comprehensive income attributable to CNH Industrial N.V.	$124	$153	$670	$386

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine months Ended September 30, 2014 and 2013

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
	(in millions)
Operating activities:
Net income	$621	$774
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense, net of equipment under operating leases and assets sold under buy-back commitments	556	511
Depreciation and amortization expense of equipment under operating leases and assets sold under buy-back commitments	303	280
Loss / (gain)from disposal of assets	4	(5)
Undistributed income of unconsolidated subsidiaries	(5)	(6)
Other non-cash items	177	132
Changes in operating assets and liabilities:
Provisions	210	379
Deferred income taxes	(116)	(197)
Trade and financing receivables related to sales, net	(1,041)	(1,416)
Inventories, net	(1,571)	(1,824)
Trade payables	(861)	227
Other assets and liabilities	255	71

Net cash used in operating activities	(1,468)	(1,074)

Investing activities:
Additions to retail receivables	(4,680)	(5,286)
Collections of retail receivables	4,581	4,630
Proceeds from the sale of assets, net of equipment under operating leases and assets sold under buy-back commitments	16	1
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	391	334
Expenditures for property, plant and equipment and intangible assets, net of equipment under operating leases and assets sold under buy-back commitments	(601)	(645)
Expenditures for equipment under operating leases and assets sold under buy-back commitments	(1,240)	(891)
Other	451	151

Net cash used in investing activities	(1,082)	(1,706)

Financing activities:
Proceeds from long-term debt	13,479	13,083
Payments of long-term debt	(10,772)	(12,217)
Net increase (decrease) in other financial liabilities	(440)	834
Dividends paid	(381)	(365)
Other	15	(5)

Net cash provided by financing activities	1,901	1,330

Effect of foreign exchange rate changes on cash and cash equivalents	(303)	(33)

Decrease in cash and cash equivalents	(952)	(1,483)

Cash and cash equivalents, beginning of year	5,567	5,199

Cash and cash equivalents, end of period	$4,615	$3,716

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine months Ended September 30, 2014 and 2013

(Unaudited)

	Share Capital	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, December 31, 2012	$2,565	$577	$1,693	$(911)	$901	$4,825	$7
Net income	—	—	617	—	152	769	5
Other comprehensive loss, net of tax	—	—	—	(231)	(16)	(247)	—
Dividend paid	—	—	(363)	—	—	(363)	(2)
Increase in noncontrolling interest due to change in ownership	—	(43)	—	—	72	29	—
Increase in the reserve for share-based payment	—	—	34	—	—	34	—
Other changes	—	—	(32)	—	17	(15)
-Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(2,541)	2,541	—	—	—	—
-Purchase of ownership interests in CNH Global N.V. from non-controlling interests	1	1,180	—	(128)	(1,053)	—	—

Balance, September 30, 2013	$25	$4,255	$1,949	$(1,270)	$73	$5,032	$10

Balance, December 31, 2013	$25	$4,283	$1,966	$(1,373)	$54	$4,955	$12
Net income (loss)	—	—	627	—	(13)	614	7
Other comprehensive income (loss), net of tax	—	—	—	43	(3)	40	—
Capital increase	—	15	—	—	—	15	—
Dividend paid	—	—	(375)	—	(1)	(376)	(5)
Increase in the reserve for share-based payment	—	24	—	—	—	24	—
Other changes	—	—	(9)	—	3	(6)	—

Balance, September 30, 2014	$25	$4,322	$2,209	$(1,330)	$40	$5,266	$14

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands, and has its corporate office in Basildon, United Kingdom. The Company was formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been prepared by the Company, without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F filed for the year ended December 31, 2013 with the SEC. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

The Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and power generation and (v) Financial Services, which provides financial services to the dealers and customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Segment information for the comparative period has been recast to conform to the current year’s presentation.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—28 member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605—Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years. The Company is in the process of assessing the impact of the adoption of ASU 2014-09 on its financial position, results of operations and cash flows.

In August, 2014, the FASB issued ASU 2014-15, Uncertainties About an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessment of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. An entity must also provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern. The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company does not believe the adoption of this standard will have material impact on its financial position or results of operations.

3. HIGHLY INFLATIONARY ACCOUNTING FOR VENEZUELA OPERATIONS

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial has changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH

Industrial is using at September 30, 2014 is 12.0 Bs.F to the U.S. dollar compared with a SICAD I rate of 10.6 BsF. to the U.S. dollar at June 30, 2014 and a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. As a result, CNH Industrial recorded a pre-tax re-measurement charge of $8 million and $71 million, respectively, for the three and nine months ended September 30, 2014. At September 30, 2014, the Company’s Venezuelan subsidiary had net monetary assets of $89 million at 12.0 Bs.F., including $51 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact the Company’s condensed consolidated financial statements.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and the Company’s limited ability to convert Bs.F. to U.S. dollars. Various restrictions on CNH Industrial’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected CNH Industrial’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting CNH Industrial’s ability to benefit from its investment in this operation. However, the participation in some SICAD auctions resulted in the opportunity to generate some new business in the country. Moreover, SICAD rules allow CNH Industrial to generate this additional business keeping the current foreign currency exposure, considering its suppliers’ prepayment mechanism. As such, Commercial Vehicles resumed limited manufacturing operations in Venezuela during the third quarter after temporarily suspending operations in April 2014.

4. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables”.

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	September 30, 2014	December 31, 2013
	(in millions)
Restricted cash	$780	$900
Financing receivables	12,028	12,379
Equipment on operating leases, net	90	116

Total Assets	$12,898	$13,395

Debt	$12,210	$12,871

Total Liabilities	$12,210	$12,871

5. EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Basic:
Net income attributable to CNH Industrial N.V.	$173	$223	$627	$617

Weighted average common shares outstanding-basic	1,354	1,224	1,354	1,223

Basic earnings per share attributable to CNH Industrial N.V. shareholders	$0.13	$0.18	$0.46	$0.50

Diluted:
Net income attributable to CNH Industrial N.V.	$173	$223	$627	$617

Weighted average common shares outstanding-basic	1,354	1,224	1,354	1,223
Effect of dilutive securities (when dilutive):
Stock Compensation Plans (A)	6	—	6	—

Weighted average common shares outstanding-diluted	1,360	1,224	1,360	1,223

Diluted earnings per share attributable to CNH Industrial N.V. shareholders	$0.13	$0.18	$0.46	$0.50

(A)	Performance based Restricted Share Units of approximately 8.6 million shares for the three and nine months ended September 30, 2014 were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and nine months ended September 30, 2014 and 2013 (in millions):

	Pension		Healthcare		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2014	2013	2014	2013	2014	2013
Service cost	$7	$7	$2	$2	$4	$4
Interest cost	34	31	13	11	2	3
Expected return on assets	(38)	(41)	(2)	(1)	—	—
Amortization of:
Prior service credit	—	—	(3)	(3)	1	—
Actuarial loss (gain)	16	20	1	5	—	(1)

Net periodic benefit cost	$19	$17	$11	$14	$7	$6

	Pension		Healthcare		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Three Months Ended September 30,
	2014	2013	2014	2013	2014	2013
Service cost	$20	$21	$6	$6	$13	$12
Interest cost	102	94	39	34	7	9
Expected return on assets	(114)	(123)	(6)	(4)	—	—
Amortization of:
Prior service credit	—	—	(9)	(9)	2	—
Actuarial loss (gain)	49	59	4	16	—	(3)

Net periodic benefit cost	$57	$51	$34	$43	$22	$18

7. INCOME TAXES

The effective tax rate for the three and nine months ended September 30, 2014 was 41.3% and 42.4%, respectively, compared to 41.8% and 44.1% for the three and nine months ended September 30, 2013, respectively. The lower effective tax rate during the nine months ended September 30, 2014 was the net result of the pre-tax charge relating to the re-measurement of Venezuelan assets recognized in the first quarter, for which no corresponding tax benefit was recorded. This factor was more than offset by the discrete tax benefits resulting from the favorable resolution of tax audits recorded during the second quarter, the net impact of valuation allowance adjustments and lower losses in jurisdictions where the book benefit of losses are not recognized.

8. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

The Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Segment information for comparative period has been recast to conform to the current year’s presentation.

CNH Industrial has the following five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe.

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra, firefighting vehicles through the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand.

Financial Services which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM assessed the performance of the operating segments mainly on the basis of trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Trading profit, which is a non-GAAP measure, is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests.

A reconciliation from consolidated trading profit under IFRS to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and nine months ended September 30, 2014 and 2013 is provided below (in millions).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Trading Profit under IFRS	$570	$674	$1,881	$2,040
Adjustments/reclassifications to convert from trading profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for development costs, net	(39)	(75)	(181)	(240)
Restructuring	(56)	(3)	(98)	(32)
Interest expenses of Industrial Activities, net of interest income and eliminations	(150)	(128)	(449)	(382)
Other	(66)	(33)	(190)	(159)

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$259	$435	$963	$1,227

Segment Information

The following summarizes trading profit under IFRS by reportable segment (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Agricultural Equipment	$398	$545	$1,451	$1,618
Construction Equipment	29	(40)	64	(56)
Commercial Vehicles	2	25	(111)	10
Powertrain	52	47	147	115
Eliminations and Other	(28)	(18)	(63)	(41)

Total Trading profit of Industrial Activities under IFRS	$453	$559	$1,488	$1,646

Financial Services	117	115	393	394

Trading profit under IFRS	$570	$674	$1,881	$2,040

A summary of additional reportable segment information for the three and nine months ended September 30, 2014 and 2013 is as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Revenues:
Agricultural Equipment	$3,659	$4,138	$11,801	$12,621
Construction Equipment	841	733	2,546	2,426
Commercial Vehicles	2,565	2,723	7,675	7,846
Powertrain	1,027	1,010	3,484	3,090
Eliminations and Other	(644)	(694)	(2,177)	(2,190)

Net revenues of Industrial Activities under IFRS	7,448	7,910	23,329	23,793
Financial Services	504	462	1,541	1,427
Eliminations and Other	(135)	(136)	(401)	(404)

Net revenues under IFRS	7,817	8,236	24,469	24,816
Differences, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	(78)	(70)	(279)	(270)

Revenues under U.S. GAAP	$7,739	$8,166	$24,190	$24,546

9. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of September 30, 2014 and December 31, 2013 is as follows:

	September 30,	December 31,
	2014	2013
	(in millions)
Retail	$12,425	$12,730
Wholesale	9,759	9,111
Other	110	135

	$22,294	$21,976

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of September 30, 2014 and December 31, 2013 is as follows (in millions):

	September 30, 2014
	30-59 Days	60-89 Days	Greater Than	Total Past		Total	Non
	Past Due	Past Due	90 Days	Due	Current	Performing	Performing	Total
Retail
NAFTA	$15	—	$—	$15	$8,657	$8,672	$15	$8,687
EMEA	17	13	—	30	1,233	1,263	109	1,372
LATAM	5	—	—	5	1,711	1,716	43	1,759
APAC	8	2	7	17	590	607	—	607

Total Retail	$45	$15	$7	$67	$12,191	$12,258	$167	$12,425

Wholesale
NAFTA	$1	$—	$—	$1	$4,633	$4,634	$32	$4,666
EMEA	71	5	—	76	3,590	3,666	102	3,768
LATAM	1	—	—	1	856	857	—	857
APAC	23	5	35	63	372	435	33	468

Total Wholesale	$96	$10	$35	$141	$9,451	$9,592	$167	$9,759

	December 31, 2013
	30-59 Days	60-89 Days	Greater Than	Total Past		Total	Non
	Past Due	Past Due	90 Days	Due	Current	Performing	Performing	Total
Retail
NAFTA	$18	$5	$3	$26	$8,336	$8,362	$30	$8,392
EMEA	75	21	8	104	1,524	1,628	220	1,848
LATAM	4	—	—	4	1,651	1,655	51	1,706
APAC	40	9	6	55	727	782	2	784

Total Retail	$137	$35	$17	$189	$12,238	$12,427	$303	$12,730

Wholesale
NAFTA	$—	$—	$—	$—	$3,536	$3,536	$30	$3,566
EMEA	180	36	1	217	4,052	4,269	241	4,510
LATAM	—	—	—	—	796	796	1	797
APAC	4	5	18	27	211	238	—	238

Total Wholesale	$184	$41	$19	$244	$8,595	$8,839	$272	$9,111

Allowance for credit losses activity for the three and nine months ended September 30, 2014 and 2013 is as follows:

	Three Months Ended September 30, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$559	$160	$8	$727
Provision	16	40	1	57
charge-offs, net of recoveries	(42)	(7)	—	(49)
Foreign Currency Translation and Other	(28)	(14)	(1)	(43)

Ending Balance	505	179	8	692

	Nine Month Ended September 30, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	51	47	4	$102
charge-offs, net of recoveries	(88)	(17)	(3)	$(108)
Foreign Currency Translation and Other	(71)	37	6	(28)

Ending Balance	505	179	8	692

Ending Balance: Individually Evaluated for Impairment	257	151	—	408

Ending Balance: Collectively Evaluated for Impairment	248	28	8	284

Receivables:
Ending Balance	12,425	9,759	110	22,294

Ending Balance: Individually Evaluated for Impairment	564	697	—	1,261

Ending Balance: Collectively Evaluated for Impairment	$11,861	$9,062	$110	$21,033

	Three Months Ended September 30, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$569	$114	$1	$684
Provision	29	12	2	43
charge-offs, net of recoveries	(37)	(1)	(2)	(40)
Foreign Currency Translation and Other	10	—	1	11

Ending Balance	571	125	2	698

	Nine Month Ended September 30, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$661	$120	$1	$782
Provision	69	15	3	87
charge-offs, net of recoveries	(121)	(3)	(3)	(127)
Foreign Currency Translation and Other	(38)	(7)	1	(44)

Ending Balance	571	125	2	698

Ending Balance: Individually Evaluated for Impairment	290	93	—	383

Ending Balance: Collectively Evaluated for Impairment	281	32	2	315

Receivables:
Ending Balance	12,094	9,489	69	21,652

Ending Balance: Individually Evaluated for Impairment	596	864	—	1,460

Ending Balance: Collectively Evaluated for Impairment	$11,498	$8,625	$69	$20,192

Allowance for credit losses activity for the year ended December 31, 2013 is as follows:

	December 31, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$661	$120	$1	$782
Provision	62	1	—	63
charge-offs, net of recoveries	(111)	(8)	—	(119)
Foreign Currency Translation and Other	1	(1)	—	—

Ending Balance	613	112	1	726

Ending Balance: Individually Evaluated for Impairment	292	101	—	393

Ending Balance: Collectively Evaluated for Impairment	321	11	1	333

Receivables:
Ending Balance	12,730	9,111	135	21,976

Ending Balance: Individually Evaluated for Impairment	569	742	—	1,311

Ending Balance: Collectively Evaluated for Impairment	$12,161	$8,369	$135	$20,665

Financing receivables are considered impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	September 30, 2014				December 31, 2013
		Unpaid				Unpaid
	Recorded	Principal	Related	Average	Recorded	Principal	Related	Average
	Investment	Balance	Allowance	Investment	Investment	Balance	Allowance	Investment
With no related allowance
Retail
NAFTA	$14	$13	$—	$12	$17	$17	$—	$11
EMEA	$96	$96	$—	$99	$—	$—	$—	$—
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
wholesale
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$35	$35	$—	$40	$42	$42	$—	$40
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$32	$32	$12	$35	$27	$27	$13	$30
EMEA	$368	$368	$223	$387	$447	$447	$249	$473
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$54	$54	$22	$66	$78	$78	$30	$69
wholesale
NAFTA	$36	$36	$3	$46	$31	$30	$6	$34
EMEA	$545	$545	$97	$653	$644	$644	$78	$655
LATAM	$29	$24	$9	$21	$13	$11	$10	$14
APAC	$52	$52	$42	$48	$12	$12	$7	$14
Total
Retail	$564	$563	$257	$599	$569	$569	$292	$583
Wholesale	$697	$692	$151	$808	$742	$739	$101	$757

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

As of September 30, 2014, the Company had approximately 684 retail and finance lease receivable contracts in NAFTA classified as TDRs, of which the pre-modification value was $17 million and the post-modification value was $15 million. The court has determined the concession in 440 of these cases. The pre-modification value of these contracts was $8 million and the post-modification value was $6 million. As of September 30, 2013, the Company had approximately 800 retail and finance lease receivable contracts in NAFTA classified as TDRs, of which the pre-modification value was $21 million and the post-modification value was $19 million. The court has determined the concession in 540 of these cases. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous 12 months ended September 30, 2014 and 2013.

As of September 30, 2014 and 2013, the Company had approximately $143 million and $220 million, respectively, in retail and finance lease receivable contracts related to Commercial Vehicles classified as TDRs. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities and, the amount of these receivables that subsequently re-defaulted was not material.

As of September 30, 2014 and 2013, the Company had approximately $62 million and $81 million, respectively, in retail and finance lease contracts in LATAM classified as TDRs. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities and, the amount of these receivables that subsequently re-defaulted was not material.

As of September 30, 2014 and 2013, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under asset-backed financing.

At September 30, 2014 and December 31, 2013, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	September 30, 2014	December 31, 2013
Retail note and finance lease receivables	$8,975	$8,960
Wholesale receivables	7,104	6,042

Total	$16,079	$15,002

At September 30, 2014 and December 31, 2013, the Company also had $201 million and $360 million, respectively, of VAT receivables included in Other Assets that were used as collateral in certain borrowings.

10. INVENTORIES

Inventories as of September 30, 2014 and December 31, 2013 consist of the following (in millions):

	September 30, 2014	December 31, 2013
Raw materials	$2,062	$1,956
Work-in-process	992	949
Finished goods	5,425	4,505

Total inventories	$8,479	$7,410

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of September 30, 2014 and December 31, 2013 is as follows:

	September 30, 2014	December 31, 2013
	(in millions)
Equity method	$616	$638
Cost method	10	7

Total	$626	$645

12. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the nine months ended September 30, 2014 are as follows (in millions):

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at December 31, 2013	$1,657	$606	$71	$6	$164	$2,504
Impact of foreign exchange	(4)	(4)	(7)	—	(2)	(17)

Balance at September 30, 2014	$1,653	$602	$64	$6	$162	$2,487

As of September 30, 2014 and December 31, 2013, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		September 30, 2014			December 31, 2013
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer Networks	15	$249	$128	$121	$252	$122	$130
Patents, concessions, licenses and other	5-25	1,652	1,300	352	1,505	1,097	408

		1,901	1,428	473	1,757	1,219	538

Other intangible assets not subject to amortization:
Trademarks		273	—	273	272	—	272

Total other intangible assets		$2,174	$1,428	$746	$2,029	$1,219	$810

CNH Industrial recorded amortization expense of $31 million and $24 million for the three months ended September 30, 2014 and 2013, and $83 and $79 for the nine months ended September 30, 2014 and 2013, respectively.

13. CREDIT FACILITIES AND DEBT

On March 18, 2014, CNH Industrial closed its offering of €1 billion ($1.3 billion) in principal amount of 2.75% notes due March 2019, which was priced on March 13, 2014. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

On June 30, 2014, CNH Industrial closed its offering of $500 million in principal amount of 3.375% notes due in July 2019, issued at an issue price of 99.426%. The net proceeds under this offering were $492.3 million after payment of offering and other related expenses. The notes have been issued by CNH Industrial Capital LLC, a wholly-owned subsidiary of CNH Industrial N.V., and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company LLC, each a wholly-owned subsidiary of CNH Industrial Capital LLC.

On September 25, 2014, CNH Industrial closed its offering of €700 million ($881 million) in principal amount of 2.875% notes due September 2021, which was priced at 99.22% on September 22, 2014. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

14. OTHER LIABILITIES

A summary of other liabilities as of September 30, 2014 and December 31, 2013 is as follows:

	September 30, 2014	December 31, 2013
	(in millions)
Advances on buy-back agreements	$1,955	$1,902
Warranty and campaign programs	1,035	1,111
Marketing and sales incentive programs	1,596	1,340
Accrued expenses and deferred income	750	748
Legal reserves	506	551
Contract reserve	398	467
Restructuring reserve	92	77
Other	2,307	2,539

Total	$8,639	$8,735

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and nine months ended September 30, 2014 and 2013 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended September 30,
	2014	2013
	(in millions)
Balance at July 1	$1,123	$1,045
Additions	241	202
Claims paid	(229)	(200)
Currency translation adjustment and other	(100)	7

Balance at September 30	$1,035	$1,054

	Nine Months Ended September 30,
	2014	2013
	(in millions)
Balance at January 1	$1,111	$1,058
Additions	634	587
Claims paid	(634)	(564)
Currency translation adjustment and other	(76)	(27)

Balance at September 30	$1,035	$1,054

Restructuring Provision

The Company incurred restructuring expenses of $98 million during the nine months ended September 30, 2014 compared to $32 million in 2013. Commercial Vehicles recorded $36 million mainly due to actions put in place to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure. Construction Equipment recorded $34 million mainly due to the re-positioning of the Case and New Holland brand offerings and the consequent alignment of their dealer networks and the announced closure of an assembly plant in Calhoun, Georgia. Agricultural Equipment recorded $28 million primarily for the planned closure of a 60% owned joint venture in China.

Actions identified by Construction Equipment are related to the re-tooling of its industrial footprint in connection with the recently announced enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co., Ltd, as well as the re-positioning of Case and New Holland brand offerings and the consequent alignment of their dealer networks. The announced closure of the assembly plant in Calhoun, Georgia, represents one of these actions.

Commercial Vehicles actions, part of the Company’s Efficiency Program, are focused on selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as on the completion of manufacturing product specialization programs.

15. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described below.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against our earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 64 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 58 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 64 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of September 30, 2014 and December 31, 2013, environmental reserves of approximately $40 million and $46 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

Ligon: In this action alleging breach of contract and fraud following CNH America’s (now known as CNH Industrial America LLC) decision to change its supplier of hydraulic cylinders, Ligon and HTI sought damages related to unused inventory they claim HTI manufactured in reliance on CNH America’s planning numbers, alleged lost profits, equipment and improvement costs and punitive damages. Following trial in December 2011, the jury returned its verdict on December 16, 2011, finding in CNH America’s favor on HTI’s contract claim, and in plaintiffs’ favor on the fraudulent suppression claim. The jury awarded plaintiffs $3.8 million in compensatory damages and $7.6 million in punitive damages. CNH America appealed the case to the Alabama Supreme Court. On November 8, 2013 the Alabama Supreme Court, in a 6-2 decision, affirmed the jury award of compensatory and punitive damages. Following an agreement between plaintiffs and CNH America as to the verdict, interest and court-awarded costs, CNH America paid plaintiffs $12.8 million on January 7, 2014. The amount was accrued for in “Other liabilities” at December 31, 2013. The judgment was marked in the trial court record as having been satisfied and the matter is closed.

European Commission anti-competition investigation: Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in the European Union in relation to possible anti-competitive behavior. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

Guarantees

At September 30, 2014 and December 31, 2013, CNH Industrial has provided guarantees of $377 million and $513 million, respectively, on the debt or commitments of third parties or non-consolidated affiliates. These guarantees consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of some joint ventures by Commercial Vehicles.

Other Contingencies

Fiat Industrial S.p.A. (“Fiat Industrial”) was formed as a result of the demerger of Fiat S.p.A. (“Fiat”), which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V. (“FCA”), in favor of Fiat Industrial (the “Demerger”). CNH Industrial, as successor to Fiat Industrial, continues to be liable jointly with FCA for any liabilities of FCA that arose prior to effectiveness of the Demerger and that remained unsatisfied at the effective date of the Demerger in the event that FCA fails to satisfy such liabilities. The statutory liability assumed by CNH Industrial is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until all the liabilities of FCA existing as of the Demerger are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. CNH Industrial estimates that the liabilities of FCA that were outstanding as of September 30, 2014 for which CNH Industrial may be held jointly liable as described above in the event that FCA fails to satisfy such obligations amount to approximately $3.6 billion, the majority of which consists of bonds. CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned joint-liabilities.

16. FINANCIAL INSTRUMENTS

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the statements of condensed consolidated cash flows.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 17 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(115) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $9.5 billion and $9.7 billion at September 30, 2014 and December 31, 2013, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 54 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(1) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three and nine months ended September 30, 2014 and 2013, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2014 and 2013, respectively.

All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2014 and December 31, 2013 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.8 billion and $5.7 billion at September 30, 2014 and December 31, 2013, respectively.

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of September 30, 2014 and December 31, 2013 in the condensed consolidated balance sheets are recorded as follows:

	September 30, 2014	December 31, 2013
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts	$41	$159
Interest rate derivatives	51	49

Total assets	$92	$208

Liabilities
Foreign exchange contracts	$(186)	$(42)
Interest rate derivatives	(16)	(14)

Total liabilities	$(202)	$(56)

Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts	$65	$45
Interest rate derivatives	8	8

Total assets	$73	$53

Liabilities
Foreign exchange contracts	$(29)	$(28)
Interest rate derivatives	(9)	(10)

Total liabilities	$(38)	$(38)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three and nine months ended September 30, 2014 and 2013 are recorded in the following accounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Fair Value Hedges
Interest rate derivatives—Interest expense	$1	$13	$2	$(25)
Gains/(losses) on hedged items—Interest expense	(1)	(13)	(2)	25
Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$(113)	$46	$(242)	$131
Interest rate derivatives—accumulated other comprehensive income	$(3)	$(11)	$(1)	$(6)
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net sales	$7	$6	$19	$11
Foreign exchange contracts—Cost of goods sold	(2)	10	48	(3)
Foreign exchange contracts—Other, net	(21)	12	(33)	38
Interest rate derivatives—Interest expense	(4)	(4)	(9)	(12)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$(9)	$(8)	$(40)	$49
Interest rate derivatives—Interest expense	$—	$—	$—	$—

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2014 and December 31, 2013:

	Level 1		Level 2		Total
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$106	$204	$106	$204
Interest rate derivatives	—	—	59	57	59	57
Available for sale securities	1	1	—	—	1	1

Total assets	$1	$1	$165	$261	$166	$262

Liabilities
Foreign exchange derivatives	$—	$—	$(215)	$(70)	$(215)	$(70)
Interest rate derivatives	—	—	(25)	(24)	(25)	(24)

Total liabilities	$—	$—	$(240)	$(94)	$(240)	$(94)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$22,294	$22,194	$21,976	$21,974
Debt	$30,833	$31,259	$29,866	$30,361

Financing receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement, with the exception of bonds issued by CNH Industrial Finance Europe S.A. which are classified as a Level 1 fair value measurement.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income of entities accounted for using the equity method, and reclassifications for amounts included in net income less net income and other comprehensive income attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following:

Three months ended September 30, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(96)	$25	$(71)
Changes in retirement plans’ funded status	33	(5)	28
Foreign currency translation	19	—	19
Share of other comprehensive loss of entities using the equity method	(27)	—	(27)

Other comprehensive loss	$(71)	$20	$(51)

Three months ended September 30, 2013	Gross Amount	Income Taxes	Net Amount
Unrealized gain on cash flow hedges	$11	$(23)	$(12)
Changes in retirement plans’ funded status	(3)	(4)	(7)
Foreign currency translation	(34)	—	(34)
Unrealized loss on available for sale securities	—	1	1
Share of other comprehensive loss of entities using the equity method	(3)	—	(3)

Other comprehensive loss	$(29)	$(26)	$(55)

Nine months ended September 30, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(268)	$74	$(194)
Changes in retirement plans’ funded status	53	(11)	42
Foreign currency translation	220	—	220
Share of other comprehensive income (loss) of entities using the equity method	(28)	—	(28)

Other comprehensive income (loss)	$(23)	$63	$40

Nine months ended September 30, 2013	Gross Amount	Income Taxes	Net Amount
Unrealized gain on cash flow hedges	$91	$(26)	$65
Changes in retirement plans’ funded status	61	(21)	40
Foreign currency translation	(335)	—	(335)
Unrealized loss on available for sale securities	(2)	1	(1)
Share of other comprehensive loss of entities using the equity method	(16)	—	(16)

Other comprehensive loss	$(201)	$(46)	$(247)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Unrealized Gain (Loss) on Available For Sale Securities	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, December 31, 2012	$(41)	$(810)	$(70)	$2	$8	$(911)

Other comprehensive income (loss), before reclassifications	89	(5)	(317)	—	(15)	(248)
Amounts reclassified from other comprehensive income (loss)	(30)	48	—	(1)	—	17

Other comprehensive income (loss)¹	59	43	(317)	(1)	(15)	(231)
Acquisition of noncontrolling interest	1	(107)	(12)	—	(10)	(128)

Balance, September 30, 2013	$19	$(874)	$(399)	$1	$(17)	$(1,270)

Balance, December 31, 2013	$49	$(826)	$(574)	$—	$(22)	$(1,373)

Other comprehensive income (loss), before reclassifications	(181)	5	223	—	(28)	19
Amounts reclassified from other comprehensive income (loss)	(13)	37	—	—	—	24

Other comprehensive income (loss)¹	(194)	42	223		(28)	43

Balance, September 30, 2014	$(145)	$(784)	$(351)	$—	$(50)	$(1,330)

¹	Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(3) and $(16) for the nine months ended September 30, 2014 and 2013, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and nine months ended September 30, 2014 and 2013 consisted of the following:

	Amount reclassified from other comprehensive income (loss)		Amount reclassified from other comprehensive income (loss)		Consolidated Statement of Operations line
	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(in millions)		(in millions)
Cash flow hedges	$(7)	$(6)	$(19)	$(11)	Net sales
	2	(10)	(48)	3	Cost of goods sold
	21	(12)	33	(38)	Other, net
	4	4	9	12	Interest expense
	(2)	1	12	4	Income taxes

	$18	$(23)	$(13)	$(30)

Change in retirement plans’ funded status:
Amortization of actuarial losses	$17	$24	$53	$72	*
Amortization of prior service cost	(2)	(3)	(7)	(9)	*
	(3)	(5)	(9)	(15)	Income taxes

	$12	$16	$37	$48

Available-for-sale securities	$—	$(1)	$—	$(2)	Other, net
	—	1	—	1	Income taxes

	$—	$—	$—	$(1)

Total reclassifications, net of tax	$30	$(7)	$24	$17

*	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

18. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily Exor S.p.A. and the companies that Exor controls or has significant influence over, including Fiat Chrysler Autombiles N.V. and its subsidiaries and affiliates (“FCA” or the “FCA Group”). As of September 30, 2014, Exor S.p.A. held 41.4% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2014. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or jointly controls.

For material related party transactions involving the purchase of goods and services, CNH Industrial generally solicits and evaluates bid proposals prior to entering into any such transactions. The Company’s Audit Committee conducts a review to determine that all related party transactions are on what the Audit Committee has determined to be arm’s-length terms.

Transactions with the FCA Group and Exor

In connection with the Demerger, Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In 2011, various entities of CNH Industrial approved the MSA and the applicable related Opt-In letters. Companies of the FCA Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

During 2012, CNH Industrial America, LLC pre-merger entered into a lease agreement with Chrysler Group LLC in which the Company leases an aircraft to Chrysler Group LLC with an initial term of two years and annual rent of approximately $1.3 million.

During 2012, Fiat India Private Limited (“FIPL”) lost its Indian Supreme Court case regarding the proper amount of excise duty imposed on the valuation of motor vehicles for the period April 1998 through September 2001. As the successor company of the amalgamation, New Holland Fiat (India) Pvt. Ltd. (“NHFIPL”) is liable for the payment of the $59 million excise duty. Although the Indian Supreme Court did not rule on interest, the Indian Excise Department has demanded interest, which was not quantified in the demand letter (but which could aggregate to as much as approximately $128 million). Since this liability pertains to the period prior to the amalgamation, the indemnification clause in the Merger Agreement signed on February 22, 2008 requires Fiat Group Automobiles S.p.A. (“FGA”) to fully reimburse CNH Asian Holdings (or NHFIPL) for this excise duty and any interest related thereto. The Company had recorded the excise duty accrual and related indemnification receivable from FGA within other liabilities and other assets, respectively. The interest would also be indemnified by FGA and, therefore, would not have any net impact on the condensed consolidated statements of operations or cash flows for the Company. As of December 31, 2012 the remaining balance of both excise duty accrual and related indemnification receivable from FGA amounted to $45 million. The accrual and receivable were settled in 2013.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, the FCA Group companies.

These transactions with the FCA Group are reflected in the Company’s condensed consolidated statements of operations as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net sales	$208	$229	$722	$675

Cost of goods sold	$131	$159	$453	$475

Selling, general and administrative expenses	$59	$65	$194	$209

	September 30, 2014	December 31, 2013
Trade receivables	$32	$36

Trade payables	$165	$178

Exor is a major investment holding company in Europe. Among other things, Exor manages a portfolio that includes investments in FCA and Cushman & Wakefield, Inc. CNH Industrial purchases real estate services from Cushman & Wakefield. The related transaction amounts were insignificant for the three and nine months ended September 30, 2014 and 2013.

Transactions with the unconsolidated subsidiaries and affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco Oto Melara Societa consortile, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net sales	$154	$154	$565	$487

Cost of goods sold	$152	$104	$425	$360

	September 30, 2014	December 31, 2013
Trade receivables	$110	$83

Trade payables	$154	$162

At September 30, 2014 and December 31, 2013, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $263 million and $272 million, respectively, mainly related to Iveco—Oto Melara Società consortile.

Transactions with other related parties

For the nine months ended 2013, the Company’s cost of goods sold includes $25 million related to purchases of components from the Brembo Group, which is controlled by Alberto Bombassei, who was a member of the Fiat Industrial Board of Directors until the merger of Fiat Industrial into CNH Industrial.

19. SHARE-BASED COMPENSATION

CNH Industrial recognized total share-based compensation expense of $20 million and $9 million for the three months ended September 30, 2014 and 2013 and $31 million and $32 million for the nine months ended September 30, 2014 and 2013, respectively.

At the Annual General Meeting of Shareholders (“AGM”) held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial N.V. Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long term incentive program, whose main features are as follows:

•	The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

•	The EIP authorizes 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

•	The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial. The termination of the EIP will not affect previously granted awards.

New grants

Performance Share Units

In June 2014, CNH Industrial issued to its Chief Executive Officer and selected key employees approximately 12 million Performance Share Units (PSUs) with financial performance goals covering a five-year period from January 1, 2014 to December 31, 2018. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of total grant will vest in February 2017, a cumulative two-thirds in February 2018, and a cumulative 100% in February 2019 if the respective financial goals for 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved.

In September 2014, CNH Industrial issued to select employees some additional PSUs, which have vesting conditions identical to the June 2014 grants.

The fair value of the award that is contingent upon the achievement of the performance condition is measured using stock prices on respective grant dates adjusted for the present value of future dividends employees will not receive during the vesting period. The weighted average fair value for the PSUs that is based on the performance condition is $9.54 per share.

The fair value of the award that is based on the market condition is calculated using the Monte Carlo Simulation model. The weighted average fair value for the award is $8.29 per share and the key assumptions utilized in the model are listed as follows:

	Key Assumptions for awards issued on
	June 9, 2014	June 25, 2014
Grant date stock price	$10.88	$10.19
Volatility	44.5%	44.1%
Dividend yield	2.6%	2.7%
Risk-free rate	1.69%	1.68%

Restricted Share Units

In June 2014, CNH Industrial also issued to selected employees approximately one million shares of Restricted Share Units (RSUs) with a weighted average fair value of $9.64 per share. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to Mr. Marchionne, the Chairman of CNH Industrial, in June 2014. These shares are service based and will vest in five tranches at the end of each year starting December 31, 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends Mr. Marchionne will not receive during the vesting period.

In September 2014, CNH Industrial issued to select employees some additional RSUs, which are service based and will vest in three tranches.

Also in September 2014, the Chairman of CNH Industrial exercised his rights with respect to 733,334 shares of vested restricted share units from the former Fiat Industrial Plan.

20. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their statements of operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business. Financial Services business has been included using the equity method of accounting whereby the net income and net assets of Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services —The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statements of Operations
	Industrial Activities		Financial Services
	Three Months Ended September 30,		Three Months Ended September 30,
	2014	2013	2014	2013
	(in millions, except share data)
Revenues
Net sales	$7,403	$7,872	$—	$—
Finance and interest income	65	70	455	416

Total Revenues	$7,468	$7,942	$455	$416

Costs and Expenses
Cost of goods sold	$5,998	$6,352	$—	$—
Selling, general & administrative expenses	629	644	107	91
Research and development expenses	254	277	—	—
Restructuring expenses	56	3	—	—
Interest expense	211	192	180	164
Interest compensation to Financial Services	85	91	—	—
Other, net	92	63	52	46

Total Costs and Expenses	7,325	7,622	339	301

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	143	320	116	115
Income taxes	61	130	46	52
Equity income of unconsolidated subsidiaries and affiliates	4	18	6	4
Results from intersegment investments	76	67	(1)	(2)

Net Income	$162	$275	$75	$65

	Statements of Operations
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(in millions, except share data)
Revenues
Net sales	$23,180	$23,665	$—	$—
Finance and interest income	191	203	1,363	1,247

Total Revenues	$23,371	$23,868	$1,363	$1,247

Costs and Expenses
Cost of goods sold	$18,799	$19,127	$—	$—
Selling, general & administrative expenses	1,960	1,994	280	231
Research and development expenses	809	838	—	—
Restructuring expenses	98	32	—	—
Interest expense	630	571	530	491
Interest compensation to Financial Services	265	256	—	—
Other, net	239	179	161	169

Total Costs and Expenses	22,800	22,997	971	891

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	571	871	392	356
Income taxes	267	398	141	143
Equity income of unconsolidated subsidiaries and affiliates	52	77	14	11
Results from intersegment investments	265	224	1	(4)

Net Income	$621	$774	$266	$220

	Balance Sheets
	Industrial Activities		Financial Services
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(in millions)
ASSETS
Cash and cash equivalents	$3,750	$4,010	$865	$1,557
Restricted cash	2	—	800	922
Trade receivables, net	1,151	1,338	84	88
Financing receivables, net	5,161	5,826	23,592	23,640
Inventories, net	8,384	7,314	95	96
Property, plant and equipment, net	6,902	7,085	3	5
Investments in unconsolidated subsidiaries and affiliates	3,114	3,049	137	129
Equipment under operating leases	23	34	1,327	1,025
Goodwill	2,325	2,340	162	164
Other Intangible assets, net	725	796	21	14
Deferred tax assets	1,641	1,437	231	242
Derivative assets	157	254	11	10
Other assets	1,794	1,884	844	1,040

TOTAL ASSETS	$35,129	$35,367	$28,172	$28,932

LIABILITIES AND EQUITY
Debt	$12,768	$11,948	$24,524	$25,408
Trade payables	6,037	7,162	144	273
Deferred tax liabilities	285	225	168	160
Pension, postretirement and other post-employment benefits	2,278	2,419	20	8
Derivative liabilities	226	78	17	19
Other liabilities	8,255	8,568	674	531

TOTAL LIABILITIES	$29,849	$30,400	$25,547	$26,399

Redeemable noncontrolling interest	14	12	—	—
Equity	5,266	4,955	2,625	2,533

TOTAL EQUITY AND LIABILITIES	$35,129	$35,367	$28,172	$28,932

	Cash Flow Statements
	Industrial Activities		Financial Services
	Nine Months Ended September 30,
	2014	2013	2014	2013
	(in millions)
Operating activities:
Net income	$621	$774	$266	$220
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense, net of equipment under operating leases and assets sold under buy-back commitments	552	508	4	3
Depreciation and amortization expense of equipment under operating leases and assets sold under buy-back commitments	196	188	107	92
Loss (gain) from disposal of assets	—	(4)	4	(1)
Undistributed (income) loss of unconsolidated subsidiaries	(153)	18	(15)	—
Other non-cash items	56	57	121	75
Changes in operating assets and liabilities:
Provisions	203	357	7	22
Deferred income taxes	(124)	(188)	8	(9)
Trade and financing receivables related to sales, net	110	(23)	(1,138)	(1,405)
Inventories, net	(1,599)	(1,843)	28	19
Trade payables	(751)	233	(123)	2
Other assets and liabilities	(76)	69	331	6

Net cash (used in) provided by operating activities	(965)	146	(400)	(976)

Investing activities:
Additions to retail receivables	—	—	(4,680)	(5,286)
Collections of retail receivables	—	—	4,581	4,630
Proceeds from sale of assets, net of equipment under operating leases and assets sold under buy-back commitments	16	1	—	—
Proceeds from sale of assets previously under operating leases and assets sold under buy-back commitments	213	153	178	181
Expenditures for property, plant and equipment and intangible assets, net of equipment under operating leases and assets sold under buy-back commitments	(588)	(644)	(13)	(1)
Expenditures for equipment under operating leases and assets sold under buy-back commitments	(589)	(486)	(651)	(405)
Other	325	271	113	(131)

Net cash used in investing activities	(623)	(705)	(472)	(1,012)

Financing activities:
Proceeds from long-term debt	3,235	1,058	10,244	12,025
Payments of long-term debt	(1,055)	(874)	(9,717)	(11,343)
Net decrease in other financial liabilities	(238)	(268)	(202)	1,102
Dividends paid	(381)	(365)	(103)	(244)
Other	15	(5)	13	11

Net cash provided by (used in) financing activities	1,576	(454)	235	1,551

Effect of foreign exchange rate changes on cash and cash equivalents	(248)	(9)	(55)	(24)

Decrease in cash and cash equivalents	(260)	(1,022)	(692)	(461)

Cash and cash equivalents, beginning of year	4,010	3,890	1,557	1,309

Cash and cash equivalents, end of period	$3,750	$2,868	$865	$848

21. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly known as Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

Prior to the Merger, CNH Global was the parent company of Case New Holland Industrial Inc. Effective September 30, 2013, CNH Global, Fiat Industrial and Fiat Netherlands Holdings N.V. (a wholly-owned subsidiary of Fiat Industrial, “Fiat Netherlands”) merged with and into CNH Industrial which succeeded to all of the assets and liabilities of the three companies. Following the Merger, CNH Industrial became the parent company of Case New Holland Industrial Inc. For comparative purposes, the condensed financial statements for the three and nine months ended September 30, 2013 have been reclassified to include CNH Global, Fiat Industrial and Fiat Netherlands as part of the parent entity (CNH Industrial).

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH Industrial has actively eliminated and transferred legal entities. During the three months ended June 30, 2014, the parent company acquired the assets and operations of a subsidiary related to Agricultural Equipment and Construction Equipment. For comparative purposes, results of prior periods have been restated to include the results and financial position of the subsidiary with the parent entity. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH Industrial’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

	Condensed Statements of Operations For the Three Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$462	$3	$3,094	$5,683	$(1,503)	$7,739
Cost and Expenses:
Cost of goods sold	401	—	2,445	4,468	(1,316)	5,998
Selling, general and administrative expenses	39	1	168	528	—	736
Research and development expenses	3	—	94	157	—	254
Restructuring expenses			—	56		56
Interest expense	53	56	38	320	(140)	327
Interest compensation to Financial Services	3	—	44	—	(47)	—
Other, net	10	(3)	40	62	—	109

	509	54	2,829	5,591	(1,503)	7,480

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(47)	(51)	265	92	—	259
Income taxes	(108)	(21)	(1)	237	—	107
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	112	284	79	(66)	(399)	10

Net income (loss)	173	254	345	(211)	(399)	162
Net income (loss) attributable to noncontrolling interests	—	—	—	(11)	—	(11)

Net income (loss) attributable to owners of the parent	$173	$254	$345	$(200)	$(399)	$173

	Condensed Statements of Comprehensive Income For the Three Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$124	$254	$138	$(530)	$125	$111
Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	(13)	—	(13)

Comprehensive income (loss) attributable to owners of the parent	$124	$254	$138	$(517)	$125	$124

	Condensed Statements of Operations For the Nine Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$1,576	$8	$10,007	$17,805	$(5,206)	$24,190
Cost and Expenses:
Cost of goods sold	1,378	—	7,869	14,200	(4,650)	18,797
Selling, general and administrative expenses	94	1	510	1,635	—	2,240
Research and development expenses	11	—	296	502	—	809
Restructuring expenses			20	78		98
Interest expense	158	169	105	942	(398)	976
Interest compensation to Financial Services	10	—	148	—	(158)	—
Other, net	42	(3)	92	176	—	307

	1,693	167	9,040	17,533	(5,206)	23,227

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(117)	(159)	967	272	—	963
Income taxes	(102)	(53)	293	270	—	408
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	642	701	276	25	(1,578)	66

Net income (loss)	627	595	950	27	(1,578)	621
Net income (loss) attributable to noncontrolling interests	—	—	—	(6)	—	(6)

Net income (loss) attributable to owners of the parent	$627	$595	$950	$33	$(1,578)	$627

	Condensed Statements of Comprehensive Income For the Nine Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$670	$595	$433	$(204)	$(833)	$661
Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	(9)	—	(9)

Comprehensive income (loss) attributable to owners of the parent	$670	$595	$433	$(195)	$(833)	$670

	Condensed Balance Sheets As of September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$3	$—	$50	$4,562	$—	$4,615
Deposits in subsidiaries’ cash management pools	201	—	3,742	—	(3,943)	—
Receivables	679	910	5,877	34,860	(18,845)	23,481
Inventories, net	270	—	1,991	6,218	—	8,479
Property, plant and equipment, net	75	—	1,209	5,621	—	6,905
Equipment under operating leases	—	—	—	1,350	—	1,350
Investments in unconsolidated subsidiaries and affiliates	241	—	1	384	—	626
Investments in consolidated subsidiaries	10,621	6,888	2,151	956	(20,616)	—
Goodwill and intangibles	9	—	2,755	469	—	3,233
Other	269	49	(871)	6,068	(331)	5,184

Total Assets	$12,368	$7,847	$16,905	$60,488	$(43,735)	$53,873

Liabilities and equity:
Debt	$5,487	$4,904	$3,320	$36,628	$(19,506)	$30,833
Trade payables	362	7	2,143	6,169	(2,551)	6,130
Other liabilities	1,293	(15)	2,011	9,417	(1,062)	11,644
Total equity	5,226	2,951	9,431	8,274	(20,616)	5,266

Total Equity and Liabilities	$12,368	$7,847	$16,905	$60,488	$(43,735)	$53,873

	Condensed Statements of Cash Flow For the Nine Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$627	$595	$950	$27	$(1,578)	$621
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4	—	168	687	—	859
Other, net	(394)	(581)	(398)	(1,832)	257	(2,948)

Net cash provided by (used in) operating activities	237	14	720	(1,118)	(1,321)	(1,468)

Investing activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(10)	—	(101)	(1,730)	—	(1,841)
Net additions to retail receivables and related securitizations	—	—	—	(99)	—	(99)
Withdrawals from (deposits in) subsidiaries’ cash management pools	39	—	(312)	—	273	—
Other, net	257		(494)	(1,350)	2,445	858

Net cash (used in) provided by investing activities	286	—	(907)	(3,179)	2,718	(1,082)

Financing Activities:
Net (decrease) increase in indebtedness	(167)	87	(570)	3,947	(1,030)	2,267
Dividends paid	(367)	(105)	(259)	(789)	1,139	(381)
Other, net	15	4	1,029	473	(1,506)	15

Net cash (used in) provided by financing activities	(519)	(14)	200	3,631	(1,397)	1,901

Other, net	(6)	—	(1)	(296)	—	(303)

Increase (decrease) in cash and cash equivalents	(2)	—	12	(962)	—	(952)
Cash and cash equivalents, beginning of year	5	—	38	5,524	—	5,567

Cash and cash equivalents, end of period	$3	$—	$50	$4,562	$—	$4,615

	Condensed Statements of Operations For the Three Months Ended September 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$408	$2	$3,485	$6,023	$(1,752)	$8,166
Cost and Expenses:
Cost of goods sold	338	—	2,729	4,836	(1,551)	6,352
Selling, general and administrative expenses	19	1	181	534	—	735
Research and development expenses	4	—	109	164	—	277
Restructuring expenses			—	3	—	3
Interest expense	47	66	32	289	(144)	290
Interest compensation to Financial Services	3	—	54	—	(57)	—
Other, net	2	1	72	(1)	—	74

	413	68	3,177	5,825	(1,752)	7,731
Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(5)	(66)	308	198	—	435
Income taxes	17	(26)	93	98	—	182
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	245	515	89	16	(843)	22

Net income (loss)	223	475	304	116	(843)	275
Net income attributable to noncontrolling interests	—	—	—	52	—	52

Net income (loss) attributable to owners of the parent	$223	$475	$304	$64	$(843)	$223

	Condensed Statements of Comprehensive Income For the Three Months Ended September 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$153	$475	$379	$116	$(903)	$220
Comprehensive income attributable to noncontrolling interests	—	—	—	67	—	67

Comprehensive income (loss) attributable to owners of the parent	$153	$475	$379	$49	$(903)	$153

	Condensed Statements of Operations For the Nine Months Ended September 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$1,473	$7	$10,471	$18,157	$(5,562)	$24,546
Cost and Expenses:
Cost of goods sold	1,232	—	8,258	14,616	(4,989)	19,117
Selling, general and administrative expenses	89	1	513	1,622	—	2,225
Research and development expenses	11	—	315	512	—	838
Restructuring expenses			—	32	—	32
Interest expense	133	205	103	843	(421)	863
Interest compensation to Financial Services	9	—	143	—	(152)	—
Other, net	414	1	(226)	55	—	244

	1,888	207	9,106	17,680	(5,562)	23,319
Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(415)	(200)	1,365	477	—	1,227
Income taxes	10	(77)	326	282	—	541
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	1,042	845	270	518	(2,587)	88

Net income (loss)	617	722	1,309	713	(2,587)	774
Net income attributable to noncontrolling interests	—	—	—	157	—	157

Net income (loss) attributable to owners of the parent	$617	$722	$1,309	$556	$(2,587)	$617

	Condensed Statements of Comprehensive Income For the Nine Months Ended September 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$386	$722	$1,391	$534	$(2,506)	$527
Comprehensive income attributable to noncontrolling interests	—	—	—	141	—	141

Comprehensive income (loss) attributable to owners of the parent	$386	$722	$1,391	$393	$(2,506)	$386

	Condensed Balance Sheets As of December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$5	$—	$38	$5,524	$—	$5,567
Deposits in subsidiaries’ cash management pools	244	—	3,495	—	(3,739)	—
Receivables	638	1,242	5,369	35,328	(19,239)	23,338
Inventories, net	214	—	1,882	5,314	—	7,410
Property, plant and equipment, net	76	—	1,217	5,797	—	7,090
Equipment under operating leases	—	—	—	1,059	—	1,059
Investments in unconsolidated subsidiaries and affiliates	239	—	1	405	—	645
Investments in consolidated subsidiaries	10,489	6,288	1,967	1,144	(19,888)	—
Goodwill and intangibles	5	—	2,758	551	—	3,314
Other	153	29	1,491	4,846	(1,099)	5,420

Total Assets	$12,063	$7,559	$18,218	$59,968	$(43,965)	$53,843

Liabilities and equity:
Debt	$5,321	$4,872	$3,356	$35,775	$(19,458)	$29,866
Trade payables	379	98	2,728	7,612	(3,448)	7,369
Other liabilities	1,462	132	3,906	7,324	(1,171)	11,653
Total equity	4,901	2,457	8,228	9,257	(19,888)	4,955

Total Equity and Liabilities	$12,063	$7,559	$18,218	$59,968	$(43,965)	$53,843

	Condensed Statements of Cash Flow For the Nine Months Ended September 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$617	$722	$1,309	$713	$(2,587)	$774
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	8	—	135	648	—	791
Other, net	(1,018)	(863)	868	(2,604)	978	(2,639)

Net cash (used in) provided by operating activities	(393)	(141)	2,312	(1,243)	(1,609)	(1,074)

Investing activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(7)	—	(110)	(1,419)	—	(1,536)
Net additions to retail receivables and related securitizations	—	—	—	(656)	—	(656)
Deposits in subsidiaries’ cash management pools	(703)	—	(33)	—	736	—
Other, net	421	—	(377)	(393)	835	486

Net cash (used in) provided by investing activities	(289)	—	(520)	(2,468)	1,571	(1,706)

Financing Activities:
Net increase (decrease) in indebtedness	875	(59)	(1,185)	2,648	(579)	1,700
Dividends paid	(362)	—	(571)	(1,217)	1,785	(365)
Other, net	66	—	—	1,097	(1,168)	(5)

Net cash (used in) provided by financing activities	579	(59)	(1,756)	2,528	38	1,330

Other, net	—	—	(1)	(32)	—	(33)

(Decrease) increase in cash and cash equivalents	(103)	(200)	35	(1,215)	—	(1,483)
Cash and cash equivalents, beginning of year	108	200	28	4,863	—	5,199

Cash and cash equivalents, end of period	$5	$—	$63	$3,648	$—	$3,716

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands. The Company was formed as a result of the business combination transaction (“Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and power generation and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Segment information for the comparative period has been recast to conform to the current year’s presentation.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our 2013 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—28 member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which we operate. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our non-GAAP financial measures are defined as follows:

Operating Profit under U.S. GAAP

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses.

Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

Trading Profit under IFRS

Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivatives hedging debt. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our condensed consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 20: Supplemental Information” to our condensed consolidated financial statements for the three and nine months ended September 30, 2014, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended September 30, 2014 Compared to Three Months Ended September 30, 2013

Consolidated Results of Operations

	Three Months Ended September 30,
	2014	2013
Revenues:
Net sales	$7,403	$7,872
Finance and interest income	336	294

Total Revenues	7,739	8,166

Costs and Expenses:
Cost of goods sold	5,998	6,352
Selling, general and administrative expenses	736	735
Research and development expenses	254	277
Restructuring expenses	56	3
Interest expense	327	290
Other, net	109	74

Total Costs and Expenses	7,480	7,731

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	259	435

Income taxes	107	182
Equity in income of unconsolidated subsidiaries and affiliates	10	22

Net income	162	275

Net income (loss) attributable to noncontrolling interests	(11)	52

Net income attributable to CNH Industrial N.V.	$173	$223

Revenues

We recorded revenues of $7,739 million during the three months ended September 30, 2014, down 5.2% compared to the three months ended September 30, 2013. Net sales of Industrial Activities were $7,403 million in the third quarter of 2014, a 6.0% decrease compared to the prior year. Net sales increases in Construction Equipment and Powertrain were more than offset by declines in Agricultural Equipment and Commercial Vehicles.

Cost of Goods Sold

Cost of goods sold were $5,998 million during the three months ended September 30, 2014 compared with $6,352 million during the three months ended September 30, 2013. The decrease of 5.6% was driven by the decrease in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 81.0% and 80.7% in the three months ended September 30, 2014 and 2013, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $736 million during the three months ended September 30, 2014 (9.5% of revenues), essentially unchanged compared to $735 million recorded in the comparable period of 2013 (9.0% of revenues). The increase was primarily due to higher provisions for credit losses at Financial Services, largely offset by cost containment actions at Commercial Vehicles and Construction Equipment.

Research and Development Expenses

During the three months ended September 30, 2014, research and development expenses were $254 million compared to $277 million for the same period in 2013. The expense in both periods was primarily attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

Restructuring expenses were $56 million during the three months ended September 30, 2014 compared to $3 million in 2013. Agricultural Equipment recorded $28 million primarily for the planned closure of a 60% owned joint venture in China. Commercial Vehicles recorded $22 million mainly due to actions to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure. Construction Equipment recorded $6 million mainly due to the re-positioning of the Case and New Holland brand offerings and the consequent alignment of their dealer networks.

Interest Expense

Interest expense was $327 million during the three months ended September 30, 2014 ($290 million in 2013), of which $150 million was attributable to Industrial Activities, net of interest income and eliminations ($128 million in 2013). The increase in 2014 is due primarily to an increase in average net industrial debt, partially offset by more favorable interest rates.

Other, net

Other, net expenses were $109 million, an increase of $35 million from $74 million during the three months ended September 30, 2013. The increase was primarily due to higher foreign exchange losses, which included an $8 million pre-tax charge for the remeasurement of Venezuelan assets denominated in bolivares.

Income Taxes

	Three Months Ended September 30,
	2014	2013
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$259	$435
Income taxes	$107	$182
Effective tax rate	41.3%	41.8%

The effective tax rate from 2013 to 2014 was essentially unchanged as compared to the prior year. The effective tax rate is impacted in both periods by the Company’s inability to recognize the tax benefit of losses in certain jurisdictions, partially offset in 2014 by the net impact of valuation allowance adjustments.

Business Segments

The following is a discussion of our results by segment.

	Three Months Ended September 30,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$3,659	$4,138	$(479)	-11.6%
Construction Equipment	841	733	108	14.7%
Commercial Vehicles	2,522	2,688	(166)	-6.2%
Powertrain	1,025	1,007	18	1.8%
Eliminations and other	(644)	(694)	50	—

Total net sales of Industrial Activities	7,403	7,872	(469)	-6.0%

Financial Services	455	416	39	9.4%
Eliminations and other	(119)	(122)	3	—

Total Revenues	$7,739	$8,166	$(427)	-5.2%

	Three Months Ended September 30,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Operating profit:
Agricultural Equipment	$433	$582	$(149)	-25.6%
Construction Equipment	39	(31)	70	225.8%
Commercial Vehicles	20	15	5	33.3%
Powertrain	59	50	9	18.0%
Eliminations and other	(29)	(17)	(12)	—

Total Operating profit of Industrial Activities	522	599	(77)	-12.9%

Financial Services	121	117	4	3.4%
Eliminations and other	(81)	(85)	4	—

Total Operating profit	$562	$631	$(69)	-10.9%

	Three Months Ended September 30, 2014
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$453	$117	$—	$570
Development costs, net	(39)	—	—	(39)
Reclassification of Interest Compensation to Financial Services	85	—	(85)	—
Other adjustments and reclassifications, net	23	4	4	31

Total adjustments and reclassifications, net	69	4	(81)	(8)

Operating profit under U.S. GAAP	$522	$121	$(81)	$562

	Three Months Ended September 30, 2013
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$559	$115	$—	$674
Development costs, net	(75)	—	—	(75)
Reclassification of Interest Compensation to Financial Services	91	—	(91)	—
Other adjustments and reclassifications, net	24	2	6	32

Total adjustments and reclassifications, net	40	2	(85)	(43)

Operating profit under U.S. GAAP	$599	$117	$(85)	$631

Net sales of Industrial Activities were $7,403 million during the three months ended September 30, 2014, a 6.0% decrease as compared to the prior-year period. Net sales increases at Construction Equipment and Powertrain were more than offset by declines in Agricultural Equipment and Commercial Vehicles.

Operating profit of Industrial Activities was $522 million in 2014, a decrease of $77 million compared to 2013. Operating profit improved in Construction Equipment, Powertrain and Commercial Vehicles in the quarter. Construction Equipment benefitted from improved trading conditions in the NAFTA and EMEA regions, positive price realization, and actions from the Company’s Efficiency Program. Positive performance in EMEA for Commercial Vehicles was partially offset by the negative effects of challenging trading conditions in LATAM, due to a significant decline in market demand. In Agricultural Equipment, lower unit volume with a negative product mix in the row crop sector, and increased manufacturing costs as a result of cuts in production run rates, were partially offset by positive net price realization during the quarter.

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the three months ended September 30, 2014 compared to 2013:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended September 30,
(million)	2014	2013	% Change
NAFTA	$1,694	$1,932	-12.3%
EMEA	994	1,093	-9.1%
LATAM	534	603	-11.4%
APAC	437	510	-14.3%

Total	$3,659	$4,138	-11.6%

Net sales of the Agricultural Equipment business were $3,659 million during the three months ended September 30, 2014, an 11.6% decrease compared to the same period in 2013. The decrease was primarily driven by lower volumes and less favorable product mix, partially offset by net pricing.

Worldwide agricultural equipment industry unit sales were down during the third quarter of 2014, with global demand for tractors and combines down 1% and 22%, respectively. NAFTA tractor sales were up 10%, largely concentrated in the lower horsepower segment (under 140 hp) on improved demand in the dairy and livestock and hay and forage sectors, and combine sales were down 23%. LATAM tractor sales decreased 10% and combine sales decreased 16%. EMEA markets were down 7% for tractors and 24% for combines. APAC markets decreased 2% for tractors and 23% for combines. Market share performance was mainly flat for tractors, with decreased market share in NAFTA and EMEA offset by an increase in APAC. Combines market share decreased in all markets except for LATAM.

Operating Profit

Agricultural Equipment operating profit was $433 million (operating margin 11.8%), down $149 million from $582 million operating profit for 2013 (operating margin 14.1%). Operating margin was down as negative volume and mix (primarily high horsepower tractors and combines in NAFTA) and increased manufacturing costs were partially offset by net price realization.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the three months ended September 30, 2014 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Three Months Ended September 30,
(million)	2014	2013	% Change
NAFTA	$369	$274	34.7%
EMEA	159	152	4.6%
LATAM	234	231	1.3%
APAC	79	76	3.9%

Total	$841	$733	14.7%

Net sales of the Construction Equipment business were $841 million during the three months ended September 30, 2014, a 14.7% increase compared to the same period in 2013 as demand increased in all regions, especially NAFTA.

Industry volumes were down 13% and up 3% in heavy and light, respectively, in the third quarter of 2014 compared to the prior year. For both heavy and light equipment, the industry saw continued softening of demand in LATAM and APAC, which was partially offset by recovering markets in NAFTA and EMEA. Worldwide Construction Equipment market share performance was flat overall for light equipment, with heavy equipment market share increasing in all regions, especially NAFTA and LATAM.

Operating Profit

Construction Equipment operating profit was $39 million for the three months ended September 30, 2014, improving $70 million from a $31 million operating loss for 2013 as a result of price strength in NAFTA, LATAM and APAC, positive volume and mix in all regions and continued containment actions in selling, general and administrative and research and development expenses as a result of the realization of the Company’s brand re-alignment initiatives and global excavator strategy.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles net sales broken down by geographic region for the three months ended September 30, 2014 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Three Months Ended September 30,
(million)	2014	2013	% Change
EMEA	1,813	1,764	2.8%
LATAM	493	696	-29.2%
APAC	216	228	-5.3%

Total	$2,522	$2,688	-6.2%

Commercial Vehicles net sales were $2,522 million during the three months ended September 30, 2014, a 6.2% decrease over 2013. Increased net sales in EMEA driven by light and heavy vehicles, despite lower deliveries in the bus business due to the transition to Euro VI applications, were more than offset by a significant decrease in LATAM (-29%), as a result of continued overall weak economic conditions.

A total of 28,897 vehicles (including buses and specialty vehicles) were delivered, representing a 8.2% decrease over the third quarter of 2013. Volumes were higher in the light segment (+2.6%) as a result of the launch of the new Daily, while volumes declined in the heavy (-10.3%) and medium (-29.6%) segments driven by weak trading conditions in LATAM and pre-Euro VI demand in the second half of 2013 in EMEA. Commercial Vehicles deliveries increased 7.7% in EMEA, while APAC was down 14% and LATAM 45% (with Brazil down approximately 48% and Argentina down approximately 36%).

The European truck market (GVW ≥ 3.5 tons) was up 4.3% over the third quarter of 2013 to approximately 158,400 units. Light vehicles (GVW 3.5-6 tons) increased 11.1%, while the medium vehicles market (GVW 6.1-15.9 tons) and the heavy vehicles market (GVW >16 tons) decreased 15.2% and 1.8%, respectively.

The Company’s third quarter market share in the European truck market (GVW ≥ 3.5 tons) was estimated at 10.2%, a decline of 0.5 p.p. In the light segment the share declined by 1.0 p.p. to 10.0%, mainly due to the transition to the new Daily, launched in June and the first results of which appeared in the registrations of September. In the medium vehicles segment, the Company’s market share increased by 2.2 p.p. to 26.6%. Heavy vehicle market share was up 0.2 p.p. to 7.1%.

In LATAM, new truck registrations (GVW ≥ 3.5 tons), at 47,200 units, were down 22.5% compared with the third quarter of 2013. The largest decrease was registered in Venezuela (-79.5%), while Argentina was down 33.6% and Brazil decreased 15.0%.

The Company’s share of the LATAM market (GVW ≥ 3.5 tons) was down 1.4 p.p. over the third quarter of 2013 to 9.8%. Market share increased 1.0 p.p. and 0.5 p.p. in the light and medium segments, respectively, but was down 2.9 p.p. in the heavy segment.

In APAC, registrations were down 7.6% and market share decreased 0.2 p.p. compared with the third quarter of 2013.

In EMEA, dealer inventories of new vehicles remained stable compared to year-end 2013, representing coverage of approximately three months of expected retail activity.

Operating Profit

Commercial Vehicles closed the third quarter with an operating profit of $20 million compared to $15 million for the third quarter of 2013. Positive volume in EMEA, primarily in light and heavy trucks, favorable pricing exceeding product content cost increases, savings on research and development costs, and lower selling, general and administrative expenses were partially offset by losses in LATAM, including negative fixed-cost absorption in manufacturing plants due to continued depressed markets across the region and inventory realignment actions, particularly in Brazil.

Powertrain

Net Sales

Powertrain net sales were $1,025 million during the three months ended September 30, 2014, an increase of 1.8% compared to the same period in 2013. The increase was primarily attributable to higher volumes. Sales to external customers accounted for 39% of total net sales compared to 33% in 2013.

Powertrain delivered a total of 133,304 engines during the three months ended September 30, 2014, an increase of 3.2% compared with 2013. Of the engines sold, 25% were supplied to Agricultural Equipment, 25% to Commercial Vehicles and 5% to Construction Equipment, while the remaining 45% were sold to external customers (units sold to third parties were up 20% compared to the prior year period). In addition, Powertrain sold 14,112 transmissions (+8%) and 37,514 axles (+9%) during the three months ended September 30, 2014.

Operating Profit

During the three months ended September 30, 2014, Powertrain recorded an operating profit of $59 million (operating margin 5.8%), compared to $50 million (operating margin 5.0%) during the same period in 2013. The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $455 million during the three months ended September 30, 2014, up 9.4% relative to the same period of 2013. The increase was due to an increase in the average value of the managed portfolio.

Operating Profit

For the three months ended September 30, 2014, Financial Services recorded an operating profit of $121 million, compared to $117 million in 2013. The increase was mainly due to the increase in the average value of the managed portfolio, partially offset by higher provisions for credit losses.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Three Months Ended September 30,
	2014	2013	Change
	(in millions)
Operating profit:
Industrial Activities	$522	$599	$(77)
Financial Services	121	117	4
Eliminations and other	(81)	(85)	4

Total Operating profit	562	631	(69)

Restructuring expenses	(56)	(3)	(53)
Interest expenses of Industrial Activities, net of interest income and eliminations	(150)	(128)	(22)
Other, net	(97)	(65)	(32)

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	259	435	(176)

Income taxes	(107)	(182)	75
Equity in income of unconsolidated subsidiaries and affiliates	10	22	(12)

Net income	$162	$275	$(113)

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Consolidated Results of Operations

	Nine Months Ended September 30,
	2014	2013
Revenues:
Net sales	$23,178	$23,655
Finance and interest income	1,012	891

Total Revenues	24,190	24,546

Costs and Expenses:
Cost of goods sold	18,797	19,117
Selling, general and administrative expenses	2,240	2,225
Research and development expenses	809	838
Restructuring expenses	98	32
Interest expense	976	863
Other, net	307	244

Total Costs and Expenses	23,227	23,319

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	963	1,227

Income taxes	408	541
Equity in income of unconsolidated subsidiaries and affiliates	66	88

Net income	621	774

Net income (loss) attributable to noncontrolling interests	(6)	157

Net income attributable to CNH Industrial N.V.	$627	$617

Revenues

We recorded revenues of $24,190 million during the nine months ended September 30, 2014, down 1.5% compared to the nine months ended September 30, 2013. Net sales of Industrial Activities were $23,180 million in the first nine months of 2014, a 2.0% decrease compared to the prior year. Net sales increases in Powertrain and Construction Equipment were more than offset by declines in Agricultural Equipment, primarily in LATAM and NAFTA, and Commercial Vehicles compared to the prior year period.

Cost of Goods Sold

Cost of goods sold were $18,797 million during the nine months ended September 30, 2014 compared with $19,117 million during the nine months ended September 30, 2013. As a percentage of net sales of Industrial Activities, cost of goods sold was 81.1% and 80.8% in the nine months ended September 30, 2014 and 2013, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $2,240 million during the nine months ended September 30, 2014 (9.3% of revenues), a 0.7% increase compared with the $2,225 million recorded in the comparable period of 2013 (9.1% of revenues). The increase was primarily due to higher provisions for credit losses at Financial Services, partially offset by cost containment actions at Commercial Vehicles and Construction Equipment.

Research and Development Expenses

During the nine months ended September 30, 2014, research and development expenses were $809 million compared to $838 million for the same period in 2013. The expense in both periods was primarily attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

Restructuring expenses were $98 million during the nine months ended September 30, 2014 compared to $32 million in 2013. Commercial Vehicles recorded $36 million mainly due to actions to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure. Construction Equipment recorded $34 million mainly due to the re-positioning of the Case and New Holland brand offerings and the consequent alignment of their dealer networks and the announced closure of an assembly plant in Calhoun, Georgia. Agricultural Equipment recorded $28 million primarily for the planned closure of a 60% owned joint venture in China.

Interest Expense

Interest expense was $976 million during the nine months ended September 30, 2014 ($863 million in 2013), of which $449 million was attributable to Industrial Activities, net of interest income and eliminations ($382 million in 2013). The increase in 2014 is due primarily to an increase in average net industrial debt, partially offset by more favorable interest rates.

Other, net

Other, net expenses were $307 million, an increase of $63 million from $244 million during the nine months ended September 30, 2013. Based on changes to the way Venezuela’s exchange rate mechanism operates, we changed the bolivar fuerte (“Bs.F.”) rate used to re-measure our Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. As a result of this change, we recorded a pre-tax remeasurement charge of $71 million during the nine months ended September 30, 2014. In the nine months ended September 30, 2013, we recorded a pre-tax charge related to the dissolution of the Financial Services joint venture with Barclays for $41 million.

Income Taxes

	Nine Months Ended September 30,
	2014	2013
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$963	$1,227
Income taxes	$408	$541
Effective tax rate	42.4%	44.1%

The lower effective tax rate during the nine months ended September 30, 2014 was the net result of the pre-tax charge relating to the re-measurement of Venezuelan assets recognized in the first quarter, for which no corresponding tax benefit was recorded, that was more than offset by the favorable resolution of tax audits recorded during the second quarter, the net impact of valuation allowance adjustments and lower losses in jurisdictions where benefit losses are not recognized.

Business Segments

The following is a discussion of our results by segment.

	Nine Months Ended September 30,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$11,801	$12,621	$(820)	-6.5%
Construction Equipment	2,546	2,426	120	4.9%
Commercial Vehicles	7,534	7,727	(193)	-2.5%
Powertrain	3,476	3,081	395	12.8%
Eliminations and other	(2,177)	(2,190)	13	—

Total net sales of Industrial Activities	23,180	23,665	(485)	-2.0%

Financial Services	1,363	1,247	116	9.3%
Eliminations and other	(353)	(366)	13	—

Total Revenues	$24,190	$24,546	$(356)	-1.5%

	Nine Months Ended September 30,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Operating profit:
Agricultural Equipment	$1,529	$1,696	$(167)	-9.8%
Construction Equipment	70	(44)	114	259.1%
Commercial Vehicles	(71)	(24)	(47)	-195.8%
Powertrain	157	118	39	33.1%
Eliminations and other	(73)	(40)	(33)	—

Total Operating profit of Industrial Activities	1,612	1,706	(94)	-5.5%

Financial Services	407	399	8	2.0%
Eliminations and other	(255)	(242)	(13)	—

Total Operating profit	$1,764	$1,863	$(99)	-5.3%

	Nine Months Ended September 30, 2014
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$1,488	$393	$—	$1,881
Development costs, net	(181)	—	—	(181)
Reclassification of Interest Compensation to Financial Services	265	—	(265)	—
Other adjustments and reclassifications, net	40	14	10	64

Total adjustments and reclassifications, net	124	14	(255)	(117)

Operating profit under U.S. GAAP	$1,612	$407	$(255)	$1,764

	Nine Months Ended September 30, 2013
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$1,646	$394	$—	$2,040
Development costs, net	(240)	—	—	(240)
Reclassification of Interest Compensation to Financial Services	256	—	(256)	—
Other adjustments and reclassifications, net	44	5	14	63

Total adjustments and reclassifications, net	60	5	(242)	(177)

Operating profit under U.S. GAAP	$1,706	$399	$(242)	$1,863

Net sales of Industrial Activities were $23,180 million during the nine months ended September 30, 2014, a 2.0% decrease as compared to the prior-year period. Net sales increases at Powertrain and Construction Equipment were offset by declines in Agricultural Equipment, primarily in LATAM and NAFTA, and Commercial Vehicles compared to the prior year period.

Operating profit of Industrial Activities was $1,612 million in 2014, a decrease of $94 million compared to 2013. Operating profit improvements in Construction Equipment, Powertrain and Commercial Vehicles in EMEA were offset by the negative effects of challenging trading conditions in Commercial Vehicles in LATAM, mainly due to a significant decline in market demand, and a decline in Agricultural Equipment, due to lower unit volume with a negative product mix in the row crop sector, and increased manufacturing costs as a result of cuts in production run rates that were only partially offset by net price realization.

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the nine months ended September 30, 2014 compared to 2013:

Agricultural Equipment Sales—by geographic region:

	Nine Months Ended September 30,
(million)	2014	2013	% Change
NAFTA	$5,383	$5,692	-5.4%
EMEA	3,754	3,689	1.8%
LATAM	1,420	1,872	-24.1%
APAC	1,244	1,368	-9.1%

Total	$11,801	$12,621	-6.5%

Net sales of the Agricultural Equipment business were $11,801 million during the nine months ended September 30, 2014, a 6.5% decrease compared to the same period in 2013. The decrease was primarily driven by lower volumes, primarily in LATAM for tractors and combines, partially offset by favorable net pricing in most regions.

Worldwide agricultural equipment industry unit sales were down during the nine months ended September 30, 2014, with global demand for tractors down 5% and combines down 15%. NAFTA tractor sales were up 5%, with the under 40 hp segment up 8% and the over 40 hp segment up 1%, and combine sales were down 18%. LATAM tractor sales decreased 15% and combine sales decreased 22%. EMEA markets were down 6% for tractors and 9% for combines. APAC markets decreased 6% for tractors and 10% for combines. Market share performance was flat for tractors and down for most regions for combines.

Operating Profit

Agricultural Equipment operating profit was $1,529 million (operating margin 13.0%), down $167 million from $1,696 million operating profit for 2013 (operating margin 13.4%). Operating margin was down as under-absorption (due to decreased volumes) and negative volume and mix (primarily high horsepower tractors and combines in NAFTA) were only partially offset by net price realization.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the nine months ended September 30, 2014 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Nine Months Ended September 30,
(million)	2014	2013	% Change
NAFTA	$1,074	$927	15.9%
EMEA	487	449	8.5%
LATAM	740	762	-2.9%
APAC	245	288	-14.9%

Total	$2,546	$2,426	4.9%

Net sales of the Construction Equipment business were $2,546 million during the nine months ended September 30, 2014, a 4.9% increase compared to the same period in 2013 as increased equipment demand in NAFTA and EMEA was partially offset by a decrease in market volumes in LATAM and APAC.

Industry volumes were down 6% and up 4% in heavy and light, respectively, in the first nine months of 2014 compared to the prior year. Decreased industry volumes in LATAM and APAC were offset by growth in NAFTA and EMEA. Our worldwide market share was flat overall, with increases in LATAM and NAFTA for heavy equipment being offset by slight decreases in the light construction equipment markets in APAC, EMEA and NAFTA.

Operating Profit

Construction Equipment operating profit was $70 million, improving $114 million from a $44 million operating loss for 2013 as a result of favorable pricing in NAFTA, LATAM and APAC, and positive volume and mix, and continued containment actions in selling, general and administrative and research and development expenses as a result of the realization of the Company’s brand re-alignment initiatives and global excavator strategy.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles net sales broken down by geographic region for the nine months ended September 30, 2014 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Nine Months Ended September 30,
(million)	2014	2013	% Change
EMEA	$5,581	$5,166	8.0%
LATAM	1,261	1,895	-33.5%
APAC	692	666	3.9%

Total	$7,534	$7,727	-2.5%

Commercial Vehicles net sales were $7,534 million during the nine months ended September 30, 2014, a 2.5% decrease over 2013 with increases in EMEA driven by light and heavy vehicles offset by a decrease in LATAM due to sharp market declines.

A total of 89,703 vehicles (including buses and specialty vehicles) were delivered, representing a 3.4% decrease over the nine months ended September 30, 2013. Volumes were higher in the light vehicle segment (+4.0%), while in the medium segment volumes were down 21.8% and in the heavy segment down 3.6%. Deliveries increased 8.9% in EMEA (+10.4% in Europe) and 2.7% in APAC, but were down 40.6% in LATAM.

The European truck market (GVW ≥3.5 tons) was up 5.1% over the same period in 2013 to 490,100 units. The light and heavy vehicle segments grew by 8.9% and 2.8%, respectively, while the medium vehicles segment was down 12.5%.

The Company’s share of the European market (GVW ≥3.5 tons) was estimated at 10.8%, down 0.3 p.p. over the nine months ended September 30, 2013. Market share for the light vehicle segment declined 0.8 p.p. to 10.6% due to unfavorable market mix and the transition to the new Daily. In the medium vehicles segment, market share rose 3.1 p.p., up to 28.7%, and in the heavy vehicles segment increased 0.5 p.p. to 7.5%.

In LATAM, demand for trucks (GVW ≥3.5 tons) was down 19.4% over the nine months ended September 30, 2013 to 136,600 units, with a decrease in all market segments: the light vehicles market decreased by 23.8% and the medium and heavy vehicles markets decreased by 26.2% and 14.6%, respectively. The Company reached a market share of 10.3%, down 0.4 p.p. Market share grew 1.5 p.p. and 1.1 p.p. in the light and medium vehicle segments, respectively, while share was down 1.6 p.p. in the heavy vehicles segment.

In APAC, demand for trucks was estimated to be down 5.9%, while the Company’s share of the market was unchanged.

Operating Profit

Commercial Vehicles closed the first nine months of 2014 with an operating loss of $71 million compared to a loss of $24 million for same period in 2013, as a result of the negative performance in LATAM, due to declines in deliveries and negative fixed-cost absorption in manufacturing plants due to continued depressed markets across the region and inventory realignment actions, as well as to Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products, partially offset by positive volume for light and heavy vehicles in EMEA, favorable pricing in EMEA and APAC, and lower selling, general and administrative expenses as a result of continued cost containment actions.

Powertrain

Net Sales

Powertrain net sales were $3,476 million during the nine months ended September 30, 2014, an increase of 12.8% compared to the same period in 2013. The increase was primarily attributable to higher volumes. Sales to external customers accounted for 39% of total net sales compared to 32% in 2013.

Powertrain delivered a total of 451,092 engines during the nine months ended September 30, 2014, an increase of 16.3% compared with 2013. Of the engines sold, 25% were supplied to Agricultural Equipment, 25% to Commercial Vehicles and 5% to Construction Equipment, while the remaining 45% were sold to external customers. In addition, Powertrain sold 49,686 transmissions (+6.8%) and 121,788 axles (+6.8%) during the nine months ended September 30, 2014.

Operating Profit

During the nine months ended September 30, 2014, Powertrain recorded an operating profit of $157 million (operating margin 4.5%), compared to $118 million (operating margin 3.8%) during the same period in 2013. The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $1,363 million during the nine months ended September 30, 2014, up 9.3% relative to the same period of 2013. The increase was due to an increase in the average value of the managed portfolio.

Operating Profit

For the nine months ended September 30, 2014, Financial Services recorded an operating profit of $407 million, compared to $399 million in 2013. The increase was due to the increase in the average value of the managed portfolio, partially offset by higher provisions for credit losses.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Nine Months Ended September 30,
	2014	2013	Change
	(in millions)
Operating profit:
Industrial Activities	$1,612	$1,706	$(94)
Financial Services	407	399	8
Eliminations and other	(255)	(242)	(13)

Total Operating profit	1,764	1,863	(99)

Restructuring expenses	(98)	(32)	(66)
Interest expenses of Industrial Activities, net of interest income and eliminations	(449)	(382)	(67)
Other, net	(254)	(222)	(32)

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	963	1,227	(264)

Income taxes	(408)	(541)	133
Equity in income of unconsolidated subsidiaries and affiliates	66	88	(22)

Net income	$621	$774	$(153)

Critical Accounting Policies

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the nine months ended September 30, 2014, consolidated cash and cash equivalents decreased by $952 million. Cash and cash equivalents at Industrial Activities decreased $260 million, while cash and cash equivalents at Financial Services decreased $692 million.

Industrial Activities used $965 million of cash flows from operations in 2014, compared to $146 million of cash generated in 2013, primarily due to a higher increase in working capital in 2014.

Industrial Activities used $623 million of cash flows from investing activities in 2014 primarily due to expenditures for property, plant and equipment and intangible assets as well as assets sold under buy-back commitments.

Industrial Activities generated $1,576 million of cash flows from financing activities in 2014, primarily due to the issuance of a €1.0 billion note and a €700 million note by CNH Industrial Finance Europe S.A. under the Global Medium Term Note Programme guaranteed by CNH Industrial. This was partially offset by dividends paid of $381 million as well as reductions in other debt. Cash used in 2013 of $454 million was primarily due to dividend payments of $365 million.

The utilization of cash in operating activities at Financial Services in 2014 and 2013 was primarily due to increases in trade and financing receivables related to sales, partially offset by net income.

The use of cash in investing activities of $472 million at Financial Services in 2014 was primarily due to expenditures for new assets under operating leases, partially offset by the proceeds from the sale of assets previously under operating lease. The utilization of cash in investing activities of $1,012 million at Financial Services in 2013 was primarily due to expenditures for new assets under operating leases and a net addition to retail financing receivables, partially offset by the proceeds from the sale of assets previously under operating leases.

Cash generated by financing activities of $235 million and $1,551 million at Financial Services in 2014 and 2013 was primarily due to net increases in indebtedness, partially offset by dividends of $103 million in 2014 and $244 million in 2013 paid to Industrial Activities. In 2014, Financial Services issued $500 million in principal amount of 3.375% notes due in 2019. In 2013, Financial Services issued $600 million in principal amount of 3.625% notes due in 2018.

Debt

As of September 30, 2014 and December 31, 2013, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
			(in millions)
Total debt	$30,833	$29,866	$12,768	$11,948	$24,524	$25,408

The calculation of Net Debt as of September 30, 2014 and December 31, 2013 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(in millions)
Total Debt(*)	$30,833	$29,866	$12,768	$11,948	$24,524	$25,408
Less:
Cash and cash equivalents	4,615	5,567	3,750	4,010	865	1,557
Restricted cash	802	922	2	—	800	922
Intersegment notes receivables	—	—	5,049	5,680	1,410	1,810
Derivatives hedging debt	32	44	32	44	—	—

Net Debt	$25,384	$23,333	$3,935	$2,214	$21,449	$21,119

(*)	Inclusive of adjustments related to fair value hedges

The increase in Net Debt at September 30, 2014, compared to December 31, 2013, mainly reflects the expected seasonal increase in working capital.

The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2014:

(million)	2014
Net Debt of Industrial Activities at beginning of year	$(2,214)
Net income	621
Amortization and depreciation(*)	552
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and equipment under operating leases	(36)
Change in working capital	(2,481)
Investments in property, plant and equipment, and intangible assets (*)	(588)
Other changes	77

Net industrial cash flow	(1,855)
Capital increases and dividends	(366)
Currency translation differences	500

Change in Net Debt of Industrial Activities	(1,721)

Net Debt of Industrial Activities at end of period	$(3,935)

(*)	Excluding assets sold under buy-back commitments and equipment under operating leases

As of September 30, 2014, we had approximately $2.5 billion available under our committed lines of credit.

On March 18, 2014, CNH Industrial closed its offering of €1 billion ($1.3 billion) in principal amount of 2.75% notes due March 2019, which was priced on March 13, 2014. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

On June 30, 2014, CNH Industrial closed its offering of $500 million in principal amount of 3.375% notes due in July 2019, issued at an issue price of 99.426%. The net proceeds under this offering were $492.3 million after payment of offering and other related expenses. The notes have been issued by CNH Industrial Capital LLC, a wholly-owned subsidiary of CNH Industrial N.V., and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company LLC, each a wholly-owned subsidiary of CNH Industrial Capital LLC.

On September 25, 2014, CNH Industrial closed its offering of €700 million ($881 million) in principal amount of 2.875% notes due September 2021, which was priced at 99.22% on September 22, 2014. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

Please refer to Note 9 in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our interim condensed consolidated financial statements.

Safe Harbor Statement

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; our relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3. Key Information—D. Risk Factors” of our annual report on Form 20-F.

CONTROLS AND PROCEDURES

The Company’s principal executive officer and its principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (1934 Act)) were effective as of September 30, 2014, based on the evaluation of these controls and procedures required by Rule 13a-15(b) or 15d-15(b) of the 1934 Act. During the nine months ended September 30, 2014, there were no changes that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

LEGAL PROCEEDINGS

See “Note 15: Commitments and Contingencies” to our interim condensed consolidated financial statements.

RISK FACTORS

See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in our risk factors during the nine months ended September 30, 2014. The risks described in the annual report on Form 20-F, and the “Safe Harbor Statement” in this report, are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.